EXHIBIT 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
BASIC:
Net Income	$36,406	$34,380	$76,353	$72,081

Weighted average shares outstanding	64,702	63,671	64,590	63,496

Basic earnings per share	$0.56	$0.54	$1.18	$1.14

DILUTED:
Net Income	$36,406	$34,380	$76,353	$72,081
After-tax interest cost of convertible debt	922	918	1,844	1,837

Net Income plus assumed debt conversion	$37,328	$35,298	$78,197	$73,918

Weighted average shares outstanding	64,702	63,671	64,590	63,496
Dilutive effect of convertible debt	3,229	3,226	3,228	3,226
Incremental shares under stock option plans	837	2,325	855	2,390

Adjusted weighted average shares outstanding	68,768	69,222	68,673	69,112

Diluted earnings per share	$0.54	$0.51	$1.14	$1.07

27